UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  -------------

                                  SCHEDULE 13D*

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                        Interstate Hotels & Resorts, Inc.
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                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
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                         (Title of Class of Securities)

                                    46088S106
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                                 (CUSIP Number)

                                 Mark Goldstein
                     First Eagle Investment Management, LLC
                           1345 Avenue of the Americas
                            New York, New York 10105
                                 (212) 698-3101
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                January 25, 2010
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                          (Date of Event which Requires
                            Filing of This Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

         NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 5 Pages)

--------------------------

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP NO.      46088S106            SCHEDULE 13D             PAGE 2 OF 5 PAGES
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    1       NAME OF REPORTING PERSON

            First Eagle Investment Management, LLC
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    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a) [ ]
                                                                    (b) [ ]

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    3       SEC USE ONLY

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    4       SOURCE OF FUNDS*

            AF
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    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)                                        [ ]

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    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
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                         7      SOLE VOTING POWER

                                1,550,000
                      ---------------------------------------------------------
 NUMBER OF               8      SHARED VOTING POWER
 SHARES
BENEFICIALLY                    -0-
 OWNED BY            ---------------------------------------------------------
  EACH                   9      SOLE DISPOSITIVE POWER
REPORTING
PERSON WITH                     1,550,000
                      ---------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                -0-
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    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            1,550,000

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    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*
                                                                        [ ]
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    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            4.82%
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    14      TYPE OF REPORTING PERSON*

            IA
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


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CUSIP NO.      46088S106            SCHEDULE 13D             PAGE 3 OF 5 PAGES
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The Schedule 13D (the "Initial Schedule 13D") filed on January 19, 2010 by
First Eagle Investment Management, LLC (the "Reporting Person") with respect to the shares of Common Stock, par value $0.01 per share (the "Shares") of Interstate Hotels & Resorts, Inc. (the "Issuer") is hereby amended by this Amendment No. 1. Capitalized terms used herein and not otherwise defined in this Amendment have the meanings set forth in the Initial Schedule 13D. This amendment constitutes an "exit" filing with respect to the Schedule 13D.


ITEM 4       PURPOSE OF TRANSACTION.

Item 4 of the Schedule 13D is hereby supplemented as follows:

     The Reporting Person sold Shares to decrease its ownership to below 4.99% in order to no longer be considered an "Acquiring Person" under the Issuer's Tax Benefit Preservation Plan.



ITEM 5.      INTEREST IN SECURITIES OF THE COMPANY.

Paragraphs (a), (b), (c) and (e) of the Schedule 13D are hereby amended and restated as follows:

        (a) As of the close of business on January 26, 2010, the Reporting Person is deemed to be the beneficial owner of 1,550,000 Shares, constituting approximately 4.82% of the Shares outstanding. The aggregate percentage of Shares reported herein is based upon 32,155,431 Shares outstanding, which is the total number of Shares outstanding as of November 1, 2009 as reported in the Issuer's Quarterly Report on Form 10-Q filed on November 12, 2009 for the quarterly period ended September 30, 2009.

        (b) By virtue of investment management agreements with its clients, the Reporting Person shares with such clients voting and dispositive powers over the 1,550,000 Shares reported herein, which powers are exercised by the Principal and the Portfolio Managers.

        (c) Information concerning transactions in the Shares effected by the Reporting Person since the filing of the Initial Schedule 13D is set forth in Schedule A hereto and is incorporated herein by reference. Except as otherwise indicated, all of the transactions in Shares listed on Schedule A hereto were effected in the open market.

        (e) The Reporting Person ceased to be the beneficial owner of more than 5% of the Shares on January 25, 2010.

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CUSIP NO.      46088S106            SCHEDULE 13D             PAGE 4 OF 5 PAGES
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                                   SIGNATURES

        After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  January 26, 2010

                                      FIRST EAGLE INVESTMENT MANAGEMENT, LLC

                                      By: /s/ Mark Goldstein
                                      ----------------------
                                      Name:  Mark Goldstein
                                      Title: Senior Vice President

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CUSIP NO.      46088S106            SCHEDULE 13D             PAGE 5 OF 5 PAGES
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                                   SCHEDULE A

TRANSACTIONS IN THE SHARES BY THE REPORTING PERSON SINCE THE FILING OF THE INITIAL SCHEDULE 13D

Unless otherwise indicated, all trades were effected in the open market through brokers.

Date of Transaction    Shares Purchased (Sold)     Price Per Share ($)*
-------------------    -----------------------     -------------------

     1/22/2010                (100,000)                  2.23
     1/25/2010                (300,000)                  2.22
     1/26/2010                 (50,000)                  2.22


*    Including commissions.